Exhibit 99.77(d)

ITEM 77D – Policies with Respect to Security Investments

VY American Century Small-Mid Cap Value Portfolio

Effective May 1, 2015, the Portfolio may invest in real estate investment trusts.

VY Baron Growth Portfolio

Effective May 1, 2015, the Portfolio may invest in real estate investment trusts.